UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011.
Commission File Number: 001-31221
Total number of pages: 12

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: November 8, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:
1.	Report filed on November 8, 2011 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
MARCH 31, 2011 and SEPTEMBER 30, 2011

	Millions of yen
	March 31, 2011	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥765,551	¥515,928
Short-term investments	141,028	461,271
Accounts receivable	762,411	705,352
Credit card receivables	160,446	179,826
Allowance for doubtful accounts	(18,021)	(21,417)
Inventories	146,357	174,576
Deferred tax assets	83,609	88,107
Prepaid expenses and other current assets	113,918	108,828

Total current assets	2,155,299	2,212,471

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818	5,670,016
Buildings and structures	845,588	851,292
Tools, furniture and fixtures	507,914	512,284
Land	198,842	199,234
Construction in progress	95,251	123,174
Accumulated depreciation and amortization	(4,694,094)	(4,848,322)

Total property, plant and equipment, net	2,523,319	2,507,678

Non-current investments and other assets:
Investments in affiliates	525,456	516,098
Marketable securities and other investments	128,138	110,993
Intangible assets, net	672,256	673,666
Goodwill	205,573	205,480
Other assets	249,919	239,887
Deferred tax assets	331,633	327,689

Total non-current investments and other assets	2,112,975	2,073,813

Total assets	¥6,791,593	¥6,793,962

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102	¥83,216
Short-term borrowings	276	1,048
Accounts payable, trade	609,337	522,902
Accrued payroll	54,801	54,988
Accrued interest	916	871
Accrued income taxes	162,032	181,169
Other current liabilities	122,704	140,150

Total current liabilities	1,123,168	984,344

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000	240,000
Accrued liabilities for point programs	199,587	183,926
Liability for employees’ retirement benefits	152,647	156,741
Other long-term liabilities	183,597	170,796

Total long-term liabilities	790,831	751,463

Total liabilities	1,913,999	1,735,807

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,914	732,914
Retained earnings	3,621,965	3,813,167
Accumulated other comprehensive income (loss)	(76,955)	(88,295)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436	5,030,298
Noncontrolling interests	27,158	27,857

Total equity	4,877,594	5,058,155

Commitments and contingencies
Total liabilities and equity	¥6,791,593	¥6,793,962

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
SIX MONTHS ENDED SEPTEMBER 30, 2010 and 2011

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2010	September 30, 2011
Operating revenues:
Wireless services	¥1,898,995	¥1,877,776
Equipment sales	239,157	235,206

Total operating revenues	2,138,152	2,112,982

Operating expenses:
Cost of services (exclusive of items shown separately below)	451,811	436,585
Cost of equipment sold (exclusive of items shown separately below)	320,830	317,830
Depreciation and amortization	321,967	318,384
Selling, general and administrative	512,074	531,682

Total operating expenses	1,606,682	1,604,481

Operating income	531,470	508,501

Other income (expense):
Interest expense	(2,523)	(1,680)
Interest income	691	672
Other, net	(2,630)	4,378

Total other income (expense)	(4,462)	3,370

Income before income taxes and equity in net income (losses) of affiliates	527,008	511,871

Income taxes:
Current	204,522	195,627
Deferred	8,682	11,958

Total income taxes	213,204	207,585

Income before equity in net income (losses) of affiliates	313,804	304,286

Equity in net income (losses) of affiliates, net of applicable taxes	(2,978)	(5,810)

Net income	310,826	298,476

Less: Net (income) loss attributable to noncontrolling interests	(1,079)	542

Net income attributable to NTT DOCOMO, INC.	¥309,747	¥299,018

Net income	¥310,826	¥298,476
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(7,586)	(9,379)
Change in fair value of derivative instruments, net of applicable taxes	(54)	(9)
Foreign currency translation adjustment, net of applicable taxes	(13,335)	(2,201)
Pension liability adjustment, net of applicable taxes	10	234

Total other comprehensive income (loss)	(20,965)	(11,355)

Comprehensive income	289,861	287,121

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,063)	557

Comprehensive income attributable to NTT DOCOMO, INC.	¥288,798	¥287,678

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,605,742	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥7,444.81	¥7,210.88

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2010 and 2011

	Millions of yen
	Three Months Ended	Three Months Ended
	September 30, 2010	September 30, 2011
Operating revenues:
Wireless services	¥955,098	¥943,673
Equipment sales	93,809	122,021

Total operating revenues	1,048,907	1,065,694

Operating expenses:
Cost of services (exclusive of items shown separately below)	229,620	218,134
Cost of equipment sold (exclusive of items shown separately below)	136,317	168,142
Depreciation and amortization	163,917	162,596
Selling, general and administrative	228,101	276,036

Total operating expenses	757,955	824,908

Operating income	290,952	240,786

Other income (expense):
Interest expense	(1,196)	(774)
Interest income	334	354
Other, net	(3,641)	1,250

Total other income (expense)	(4,503)	830

Income before income taxes and equity in net income (losses) of affiliates	286,449	241,616

Income taxes:
Current	114,855	103,507
Deferred	1,286	(5,314)

Total income taxes	116,141	98,193

Income before equity in net income (losses) of affiliates	170,308	143,423

Equity in net income (losses) of affiliates, net of applicable taxes	(2,067)	(3,636)

Net income	168,241	139,787

Less: Net (income) loss attributable to noncontrolling interests	(647)	484

Net income attributable to NTT DOCOMO, INC.	¥167,594	¥140,271

Net income	¥168,241	¥139,787
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	1,371	(9,629)
Change in fair value of derivative instruments, net of applicable taxes	(29)	(2)
Foreign currency translation adjustment, net of applicable taxes	(22,435)	(8,879)
Pension liability adjustment, net of applicable taxes	46	86

Total other comprehensive income (loss)	(21,047)	(18,424)

Comprehensive income	147,194	121,363

Less: Comprehensive (income) loss attributable to noncontrolling interests	(624)	508

Comprehensive income attributable to NTT DOCOMO, INC.	¥146,570	¥121,871

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,605,742	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥4,028.15	¥3,382.66

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS ENDED SEPTEMBER 30, 2010 and 2011

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2010	September 30, 2011
Cash flows from operating activities:
Net income	¥310,826	¥298,476
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	321,967	318,384
Deferred taxes	6,377	7,127
Loss on sale or disposal of property, plant and equipment	7,231	7,173
Equity in net (income) losses of affiliates	5,514	10,565
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	92,307	57,226
(Increase) / decrease in credit card receivables	(14,213)	(10,790)
Increase / (decrease) in allowance for doubtful accounts	(35)	3,393
(Increase) / decrease in inventories	(32,919)	(28,215)
(Increase) / decrease in prepaid expenses and other current assets	(5,372)	4,976
(Increase) / decrease in non-current installment receivables for handsets	6,210	(2,764)
Increase / (decrease) in accounts payable, trade	(96,289)	(63,925)
Increase / (decrease) in accrued income taxes	14,437	19,139
Increase / (decrease) in other current liabilities	(17,558)	17,849
Increase / (decrease) in accrued liabilities for point programs	42,544	(15,661)
Increase / (decrease) in liability for employees’ retirement benefits	3,623	4,094
Increase / (decrease) in other long-term liabilities	(29,322)	(12,095)
Other, net	17,937	9,421

Net cash provided by operating activities	633,265	624,373

Cash flows from investing activities:
Purchases of property, plant and equipment	(215,806)	(217,795)
Purchases of intangible and other assets	(124,330)	(122,357)
Purchases of non-current investments	(2,529)	(11,037)
Proceeds from sale of non-current investments	525	2,138
Purchases of short-term investments	(373,671)	(551,462)
Redemption of short-term investments	313,394	241,268
Long-term bailment for consumption to a related party	(10,000)	—
Short-term bailment for consumption to a related party	(20,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	—
Other, net	(6,236)	(2,543)

Net cash used in investing activities	(348,653)	(661,788)

Cash flows from financing activities:
Repayment of long-term debt	(32)	(104,037)
Proceeds from short-term borrowings	367	1,439
Repayment of short-term borrowings	(353)	(702)
Principal payments under capital lease obligations	(2,135)	(2,226)
Dividends paid	(108,135)	(107,792)
Other, net	(1,243)	1,170

Net cash provided by (used in) financing activities	(111,531)	(212,148)

Effect of exchange rate changes on cash and cash equivalents	(1,070)	(60)

Net increase (decrease) in cash and cash equivalents	172,011	(249,623)
Cash and cash equivalents at beginning of period	357,715	765,551

Cash and cash equivalents at end of period	¥529,726	¥515,928

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥301	¥228
Cash paid during the period for:
Interest, net of amount capitalized	2,530	1,724
Income taxes	189,772	176,913

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of presentation:
The accompanying consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Adoption of new accounting standards —
Multiple-Deliverable Revenue Arrangements
Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by the Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.
(2) Recent accounting pronouncements —
In May 2011, the FASB issued ASU2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU2011-04 is intended to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. To achieve this objective, ASU2011-04 clarifies existing fair value measurement and disclosure requirements and changes a particular principle or requirement regarding fair value measurement and disclosure. ASU2011-04 is effective during interim and annual periods beginning after December 15, 2011. DOCOMO currently estimates that the adoption of ASU2011-04 will not have a material impact on DOCOMO’s results of operations and financial position. DOCOMO is currently considering the additional disclosures in accordance with ASU2011-04.
In September 2011, the FASB issued ASU2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU2011-08 will permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. ASU2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. DOCOMO is currently considering changing the process of impairment tests in accordance with ASU2011-08. The adoption of ASU2011-08 will not have any impact on DOCOMO’s results of operations and financial position.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
In September 2011, the FASB issued ASU2011-09 “Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan.” ASU2011-09 will require that an employer provides more detailed information about an employer’s involvement in multiemployer pension plans, including the names of the significant multiemployer plans and the level of an employer’s participation in the significant multiemployer plans. ASU2011-09 is effective for annual periods for fiscal years ending after December 15, 2011. The adoption of ASU2011-09 will not have any impact on DOCOMO’s results of operations and financial position. DOCOMO is currently considering the additional disclosures in accordance with ASU2011-09.
3. Equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.
In the general meeting of shareholders held on June 17, 2011, the shareholders approved cash dividends of ¥107,816 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2011, which were declared by the board of directors on April 28, 2011. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 20, 2011.
On November 2, 2011, the board of directors declared cash dividends of ¥116,109 million or ¥2,800 per share, payable to shareholders recorded as of September 30, 2011. The source of dividends will be “Retained Earnings.” DOCOMO plans to start paying the dividends on November 18, 2011.
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.
With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Issued shares and treasury stock —
The changes in the number of issued shares and treasury stock were as follows.
DOCOMO has not issued shares other than shares of its common stock.

	Number of	Number of
	issued shares	treasury stock
As of March 31, 2010	43,790,000	2,184,258

As of September 30, 2010	43,790,000	2,184,258

Acquisition of treasury stock based on the resolution of the board of directors	—	138,141

Retirement of treasury stock	(140,000)	(140,000)

As of March 31, 2011	43,650,000	2,182,399

As of September 30, 2011	43,650,000	2,182,399

The meeting of the board of directors approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the meeting of the		be repurchased	repurchase
board of directors	Term of repurchase	(Shares)	(Millions of yen)
December 17, 2010	December 20, 2010 - January 28, 2011	160,000	¥20,000
DOCOMO did not repurchase shares for the six months ended September 30, 2010 and 2011.
Per share data —
Per share data is as follows:

	Yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2011
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥7,444.81	¥7,210.88

	Yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2011
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥4,028.15	¥3,382.66

	Yen
	March 31, 2011	September 30, 2011
NTT DOCOMO, INC. shareholders’ equity per share	¥116,969.29	¥121,306.70

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
4. Segment reporting:
DOCOMO’s management uses the following segment financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.
DOCOMO has two operating segments. The mobile phone business segment includes Xi services, FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information derived from DOCOMO’s management reports.

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2010	business	businesses	Consolidated
Operating revenues	¥1,017,785	¥31,122	¥1,048,907
Operating expenses	726,629	31,326	757,955

Operating income (loss)	¥291,156	¥(204)	¥290,952

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2011	business	businesses	Consolidated
Operating revenues	¥1,035,034	¥30,660	¥1,065,694
Operating expenses	792,469	32,439	824,908

Operating income (loss)	¥242,565	¥(1,779)	¥240,786

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2010	business	businesses	Consolidated
Operating revenues	¥2,071,802	¥66,350	¥2,138,152
Operating expenses	1,538,676	68,006	1,606,682

Operating income (loss)	¥533,126	¥(1,656)	¥531,470

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2011	business	businesses	Consolidated
Operating revenues	¥2,050,844	¥62,138	¥2,112,982
Operating expenses	1,537,997	66,484	1,604,481

Operating income (loss)	¥512,847	¥(4,346)	¥508,501

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
5. Contingencies:
Litigation —
DOCOMO is involved in litigation and claims arising in the ordinary course of business and at least quarterly reviews them. DOCOMO believes that no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.
DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.
Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Fair value measurements:
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:
Level 1 — quoted prices in active markets for identical assets or liabilities
Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability
Level 3 — unobservable inputs for the asset or liability
DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).
(1) Assets and liabilities measured at fair value on a recurring basis
DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.
DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2011 and September 30, 2011 were as follows:

	Millions of yen
	March 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥46,631	¥46,631	¥—	¥—
Equity securities (foreign)	71,128	71,128	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	117,763	117,763	—	—

Derivatives
Interest rate swap agreements	1,232	—	1,232	—

Total derivatives	1,232	—	1,232	—

Total assets	¥118,995	¥117,763	¥1,232	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥154	¥—	¥154	¥—
Foreign currency option contracts	1,859	—	1,859	—

Total derivatives	2,013	—	2,013	—

Total liabilities	¥2,013	¥—	¥2,013	¥—

There were no significant transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	September 30, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥44,882	¥44,882	¥—	¥—
Equity securities (foreign)	56,638	56,638	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	101,524	101,524	—	—

Derivatives
Interest rate swap agreements	378	—	378	—

Total derivatives	378	—	378	—

Total assets	¥101,902	¥101,524	¥378	¥—

Liabilities:
Derivatives
Non-deliverable forward contracts (NDF)	¥1	¥—	¥1	¥—
Foreign currency option contracts	1,972	—	1,972	—

Total derivatives	1,973	—	1,973	—

Total liabilities	¥1,973	¥—	¥1,973	¥—

There were no significant transfers between Level 1 and Level 2.
Available-for-sale securities
Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.
Derivatives
Derivative instruments are interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.
(2) Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.
DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.
DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.
7. Subsequent event:
There were no significant subsequent events to be disclosed.